82-4723

PRICER



03050299

PRESS RELEASE


SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH, D.C. 155 SECTION

from Pricer AB (publ) April 23, 2003

SUPPL

NOTICE

Notice is hereby given that your attendance is requested at the Annual General Meeting of Pricer AB (publ) which will be held in the First Hotel Linné, Skolgatan 45, Uppsala, at 5 pm on Thursday, 22 May 2003.

Notification of attendance

Shareholders who wish to participate in the Annual General Meeting must be recorded in the register of shareholders maintained by the Swedish Securities Register Centre, VPC AB, no later than Monday, 12 May 2003 and they must notify the Company no later than 4 pm on Monday, 19 May 2003 in writing to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, Sweden, by telephone +46 8-505 582 00, by fax +46 8-505 582 01 or by e-mail: info@pricer.se. The notification should include the shareholder's name, address, telephone number, personal or corporate identity number and number of shares held.

To be entitled to participate at the Meeting, shareholders whose shares are registered in the name of a trustee must have their shares temporarily re-registered in their own name. Shareholders must notify their trustees well in advance of 12 May 2003.

Evidence of the right to attend, such as power of attorney and company registration certificate should, where applicable, be sent to Pricer AB before the AGM.

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Business

1. Opening of the AGM.
2. Election of the Chairman of the AGM.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of persons to verify the minutes.
6. Review of the procedures to establish if the AGM has been duly convened.
7. Statement by the President of Pricer AB.
8. Submission of the annual report, consolidated financial statements and audit report.
9. Resolutions
   a) the adoption of the statement of income and balance sheet of the parent company and the Group

b) the distribution of the Company's loss in accordance with the adopted balance sheet
c) the discharge from liability of the Members of the Board of Directors and the President.

10. Determination of the remuneration of the Board of Directors and the Auditors.

11. Election of the Board Members.

12 Adoption of the new Articles of Association.

13. Authorisation of issue.

14. Closing of the AGM.

Adoption of new Articles of Association (item 12 above)

The Board of Directors proposes that the AGM adopts new Articles of Association in accordance with which the company's registered office is moved to Sollentuna. It should also be possible to hold General Meetings in Stockholm and Upplands Väsby in the future.

Authorisation of issue (item 13 above)

The Board of Directors proposes that the AGM authorises the Board to make decisions, on one or several occasions, to issue not more than 30,000,000 series B shares until the date of the next Annual General Meeting. The Board should be able to decide on a new issue with a departure from the shareholders' right of preference with or without a provision for a non-cash issue.

The reason for a departure from the right of preference and non-cash issue is to enable the company to issue shares for the acquisition of companies, operations and rights.

Documents for the AGM

During week 16, the Annual Report and the Audit Report for the 2002 financial year will be distributed to shareholders who have more than 3,000 shares registered in their own name at 7 April 2003. The annual report can also be downloaded from Pricer's website www.pricer.se. The Board of Directors' full proposal for resolutions relating to item 12 above will be available at the company's office from 8 May 2003. All these documents will also be mailed on request to shareholders who provide their postal address.

Dividend

The Board of Directors proposes that no dividend is paid for the 2002 financial year.

Proposal for election of Board of Directors, etc

Shareholders representing not less than 38 per cent of the votes have notified the company that they intend to propose the re-election of Salvatore Grimaldi, Göran Lindén and Jan Forssjö as Board Members and the election of Margareta Norell Bergendahl och Martin Bjäringer. Arve Kristoffersson will not stand for re-election. The business of appointment of auditor will not be discussed by the AGM.

Sollentuna, April 2003
Pricer AB (publ)
Board of Directors

For further information, please contact:

Jan Forssjö, President and CEO, Pricer AB +46 8 5055 8200

Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.

With the largest product range on the market, Pricer ESL System is installed in more than 300 stores in three continents. Among others, the second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with the supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of Stockholm Exchange. For further information, please visit Pricer´s website www.pricer.se. Registration to receive news releases automatically via e-mail can be made through the website.